UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 28, 2024
UBS AG

(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F

☒

Form 40-F

☐

UBS AG produces regular annual and quarterly reports, which are submitted to the SEC under
Forms 20-F

and 6-K,

respectively. These reports

are prepared

in accordance

with International

Financial
Reporting Standards

(IFRS). SEC

regulations require

certain additional

disclosures to

be included

in
registration statements relating to offerings of securities.

Certain of these additional disclosures follow
herein,

and

should

be

read

in

conjunction

with

the

annual

report

on

Form

20-F

for

the

year

ended
31 December 2023 of UBS AG, filed with the SEC on March 28, 2024.

Capitalization of UBS AG
The table

below presents

the consolidated

capitalization

of UBS

AG in

accordance

with IFRS

Accounting
Standards in US dollars, the presentation currency

of UBS AG.
As of
USD m 31.12.23 30.9.23
Debt:
Short-term debt issued
1

83,094

81,099
Long-term debt issued
2

143,264

133,390
of which: eligible as non-Basel III-compliant tier 2 capital instruments

538

536
Total debt issued

226,357

214,489
of which: Funding from UBS Group AG

70,232

65,603
Equity attributable to UBS AG shareholders

55,234

52,836
Equity attributable to non-controlling interests

335

345
Total capitalization

281,926

267,670
1 Short-term debt

issued consists of

debt issued (reflected

on the balance

sheet lines Debt

issued measured at

amortized cost and

Debt issued designated

at fair value)

by UBS AG

and its
subsidiaries and Funding from UBS

Group AG (measured at

amortized cost and designated at

fair value) with a

remaining contractual maturity of

less than one year without

considering any
early redemption features.

2 Long-term debt issued consists of

debt issued (reflected on the balance

sheet lines Debt issued measured at

amortized cost and Debt issued

designated at fair
value) by UBS AG and its subsidiaries and Funding from UBS Group AG (measured at amortized cost and designated at fair value) with a remaining contractual maturity of more than one year
without considering any early redemption features.

This Form

6-K is

hereby incorporated

by reference

into (1)

the registration

statement of

UBS AG

on
Form F-3 (Registration

Number 333-263376),

and into each

prospectus outstanding

under the foregoing
registration statement, (2)

any outstanding offering

circular or similar

document issued or

authorized by
UBS

AG

that

incorporates

by

reference

any

Forms

6-K

of

UBS

AG

that

are

incorporated

into

its
registration

statements

filed

with

the

SEC,

and

(3)

the

base

prospectus

of

Corporate

Asset

Backed
Corporation

(“CABCO”)

dated

June

23,

2004

(Registration

Number

333-111572),

the

Form

8-K

of
CABCO filed and

dated June 23, 2004

(SEC File Number 001-13444),

and the Prospectus Supplements
relating

to

the

CABCO Series

2004-101

Trust

dated May

10,

2004

and May

17, 2004

(Registration
Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this report to be signed on its behalf by the undersigned,

thereunto duly authorized.
UBS AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
Date:

March 28, 2024